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Empowering Cannabis Companies To Deliver More

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Top 5 Reasons To Invest | The Mega Trend | The Challenge | Drop's Proprietary Solution

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This Fast-Moving California Startup Could Solve…

The Last Green Mile

- Here's your chance to get a piece of the fast-moving startup set to disrupt the **$146.4 billion** global cannabis industry…
- Help **unlock the "Green Rush"** that entrepreneurs and investors have been promised for years…
- And potentially transform the way an entire industry does business in 2020 and beyond.

Drop Delivery is featured in ***The Startup Investor:***



the startup investor
with NEIL PATEL
Published March 26 2020
How One Startup Is Turning Lemons into Million-Dollar Lemonade

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The "Big Idea" In 60 Seconds

With an estimated **$146.4 billion** up for grabs, the global cannabis market has been one of the most talked about opportunities of the past 5 years.

However, for many cannabis investors, the so-called "Green Rush" hasn't delivered the "life changing gains" many analysts have promised.

But thanks to this promising new technology startup, the major problem preventing the cannabis industry from achieving mass-market scale could be solved:

Last Mile Delivery.

We've already seen "last mile" acquisitions by international brands with massive supply chains…

- In June of 2020, European company "Just Eat Takeaway" reached an agreement to acquire Grubhub for a whopping **$7.3 billion**.
- In March of 2020, Costco acquired last-mile specialist Innovel for **$1 billion**.



GRUBHUB COSTCO TARGET Walmart

- Target already owns on-demand delivery service Shipt, and is in the process of acquiring technology assets from same-day delivery service **Deliv**.

- And Walmart – determined to compete against Amazon's same-day delivery capabilities – **acquired Parcel** in 2017.

However, because of the current regulatory regime, cannabis retailers can't take advantage of the existing "last mile solutions" to deliver a highly in-demand product directly to customers' doors.

That's why we call this unique challenge "The Last Green Mile."

Billions of dollars have been poured into developing cannabis brands made for both the medical and recreational markets.

Massive retail footprints have been established by "multi-state operators."

But as of today, there's no scalable way to advertise, collect digital payments, and then deliver cannabis products directly to peoples' doorstep.

That's where Drop Delivery comes in.



Drop Delivery's Proprietary Platform

Drop is the first all-in-one platform designed to help cannabis retailers safely – *and compliantly* – sell cannabis products, collect digital payments, handle supply chain management, and last mile delivery.

Not to mention, it does it at an extremely affordable price compared to alternative options.

This means this unique software solution is designed to help cannabis retailers achieve higher profit margins under the existing regulatory regime — not under the hopes any meaningful laws will be passed.

Year to date, the Drop Delivery software platform is already being used by more than **96,000 retail customers**, and has processed more than **$6 million** in transactions in 2020 across multiple states.

The company is seeing **30%+ growth** month-over-month across major data points, which include clients, transactions, and marketing engagements.

And, the management team has a **proven track record** in the cannabis space, recently selling its cannabis order ahead platform for dispensaries – Greenlight – *after only 9 months of operation.*



But perhaps the most important trend to consider is **America's rapid shift away from bricks-and-mortar retail locations to a "delivery-first" model.**

Even before the COVID-19 crisis, we were already seeing consumers prove their willingness to pay a small premium to have items delivered directly to their door…

And with the recent development of Marijuana dispensaries being deemed as "essential" by the U.S. Government, not only has the legal cannabis industry **posted record sales** numbers in 2020…

Three states that previously did not allow delivery – Louisiana, Delaware, Utah, and Washington D.C. – <u>now *do*</u> as a response to COVID-19.

In Minnesota and Pennsylvania, while direct delivery isn't currently allowed, caregivers are allowed to deliver cannabis to multiple patients.

And at the time of publishing, there are a total of 21 states – Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Louisiana, Maine, Maryland, Massachusetts, Michigan, parts of Montana, Nevada, New York, North Dakota, Oregon, Texas, Utah, Vermont – that allow delivery of cannabis products.

Now Could Be <u>The Perfect Time</u> To Consider Investing In A Company Uniquely Positioned To Solve "The Last Green Mile."

Top 5 Reasons To Consider Investing In Drop Delivery

- **REASON #1: The founders have a proven track record of success in the cannabis industry.**

  Vanessa Gabriel, CEO and co-founder of Drop, is also the founder of multiple startups. Most notably, her previous cannabis company, Greenlight, **was acquired** by a publicly traded cannabis company <u>within 9 months</u> of launching. The entire Greenlight management team is now working together to build Drop Delivery, with goals to take the company all the way to IPO.

- **REASON #2: An existing appetite for last-mile acquisitions.**

  International brands have already proven their willingness to buy companies who can streamline their supply chain and offer increased last mile delivery solutions. This means Drop Delivery could become **a potential target** for an acquisition by a large "Multi State Operator," or otherwise receive outside investments for strategic partnerships.

- **REASON #3: The user data could be a goldmine for a potential acquirer**

  While there are other technology solutions in the market today, many of them solve only a small portion of problems facing cannabis retailers today. Integrating these siloed solutions together creates potentially large compliance risks as well as added costs.

  Drop Delivery is a **complete**, **end-to-end platform** that can handle sales and marketing, compliance, digital payments, banking issues, and last mile delivery, and does so at a competitive price. This means there is no data loss between multiple technology solutions, which in turn provides <u>greater opportunities</u> to leverage data and analytics tools to <u>increase profits</u> for cannabis retailers.

  More importantly, the Drop Delivery platform is built on the same infrastructure high-growth tech companies like **Uber**, **Alibaba**, and **Pinterest** all currently use.

- **REASON #4: The company is growing their revenue by 41%, quarter-over-quarter, showing strong growth.**

  Year to date, Drop Delivery has **over 96,000** retail customers ordering products through the Drop Delivery ecosystem. More than **$6 million** in transactions have been processed across multiple states. Cannabis retailers are using this software solution in <u>multiple states</u>, with more new clients coming online each month.







- **REASON #5: The technology is easily portable into other verticals.**

    Because this platform is designed to operate in the <u>most challenging</u> of regulatory and compliance regimes, it's logical to suggest other regulated businesses – like **pharmacies** and **liquor stores** – could be next to adopt this technology.

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Why Now Is The Time To Get In On The Cannabis Mega Trend...

For years, promoters have pushed the legal cannabis market as a *"once-in-a-lifetime chance to get rich."*

But for many investors who hoped to become a "pot stock millionaire" by betting on speculative penny stocks, the so-called "Green Rush" has been a <u>disappointment</u>.

Like many hype-fueled bubbles, these high-flying stocks eventually need to turn their debt-driven growth into sustainable profits.

At the time of publishing, many of the publicly traded cannabis companies have **plummeted** in value...

But the fundamental argument for the legal cannabis opportunity remains solid.

Here's why...

GROWING MAINSTREAM SUPPORT

Growing support for pot legalization

The 2020 presidential race could be the first in which marijuana will be a key issue. A Pew Research Center survey found increasingly broad support for legalization.





SOURCE: Pew Research Center   IRFAN URAIZEE/GLOBE STAFF

The first – and most important – consideration is the **growing demand** for cannabis products, as well as increasingly positive support from the general public.

According to a study published by the National Center for Biotechnology Information: *"The ageing US population is providing an unprecedented population of older adults who use recreational drugs."*

Among adults 65 and older, cannabis usage is **up 250 percent** from 2006 to 2013, while adults 50-65 have increased usage by almost 58 percent.

It should come as no surprise to see an increase in usage by people suffering from chronic pain, anxiety, loss of appetite or weight loss, depression, or sleeping disorder… all common conditions as people age.



Not to mention the ongoing studies regarding marijuana's potential uses to treat patients suffering from Alzheimer's disease, cancer, epilepsy, glaucoma, multiple sclerosis, and PTSD.

sclerosis, and PTSD.

That's why it's also not surprising to see **62% of Americans say marijuana should be legal**, reflecting a steady increase over the past decade, according to a new Pew Research Center study.

INCREASING POLITICAL SUPPORT

It also comes as no surprise to see growing support from lawmakers in favor of passing more progressive laws.

We've even seen long-time marijuana detractors switch sides to *support* the legalization process

In 2012, U.S. Senator **Elizabeth Warren** was opposed to cannabis legalization. Today, she's one of the legalization movements top cheerleaders on Capitol Hill.

Senate Minority Leader **Charles E. Schumer** (D-N.Y.) recently announced that he has decided to support decriminalizing marijuana at the federal level and will advocate bills to help marijuana businesses grow. Schumer cited an "evolved thinking — both personally and by the nation" for his switch.

And **President Trump** has stated he supports states' rights to legalize.

And most notably, the U.S. Attorney General William Barr announced he will not go after marijuana companies operating in states where the plant is legal.

Steven Nelson
@stevennelson10

Trump answers my question about whether pot will be federally legal during his presidency, considering studies link the policy to less opioid abuse and fewer overdose deaths

'We are allowing states to make that decision. ...A lot of states are making that decision.'



99 6:14 PM - Aug 30, 2019

JOB CREATION

According to the New York Times, the cannabis industry has **one of the fastest-growing rates of job creation.**

The New York Times

> *"It's hard to know exactly how many jobs there are in the legal cannabis business. The United States Labor Department collects data from cannabis farms and retailers, but does not provide figures for the industry. Still, listings for cannabis-related positions have rocketed to the top echelon of the fastest-growing-job categories on sites like Indeed and ZipRecruiter."*

But it's not just net job creation that creates a compelling case. It's the **increasing demand** for higher-skilled – *and higher-paid* – positions like chemists, software engineers, and nurses who consult with patients.

According to CNBC, Cannabis job's also **pay 11% more** than the US median salary, meaning the cannabis industry has the potential to attract high-skilled workers from other industries to fuel its growth.

Schools are even gearing up to prepare students for jobs in the marijuana industry. Colleges in New York, Colorado, California, and Michigan now offer cannabis-specific courses.

As the cannabis industry matures, it's likely there will be an increase in professional roles supporting the cannabis industry, such as tax, legal, and compliance issues.

However, the most bullish case for the cannabis market comes from the **potential "cash cow"** it represents for many state's dwindling coffers.

INCREASED TAX REVENUE

With more than **$12.4 billion** in legal-market wages in 2019 – and the potential for continued growth – it could represent a meaningful source of tax revenue…



Given the current economic circumstances due to **COVID-19**, the case for legal marijuana becomes more likely for more states going forward.

Just look at the major revenues being generated at these states:

California
2019 Marijuana Tax Revenue: **$629.3 million**
Lifetime Marijuana Tax Revenue: **$1.03 billion**

Washington 2019 Marijuana Tax Revenue: **$395.5 million** Lifetime Marijuana Tax Revenue: **$1.33 billion**

Colorado
2019 Marijuana Tax Revenue: **$302.4 million**
Lifetime Marijuana Tax Revenue: **$1.21 billion**

Oregon
2019 Marijuana Tax Revenue: **$102.1 million**
Lifetime Marijuana Tax Revenue: **$275 million**

Nevada
2019 Marijuana Tax Revenue: **$99.2 million**
Lifetime Marijuana Tax Revenue: **$167 million**

Alaska 2019 Marijuana Tax Revenue: **$22.1 million** Lifetime Marijuana Tax Revenue: **$167 million**

Massachusetts
2019 Marijuana Tax Revenue: **$6.7 million**
Lifetime Marijuana Tax Revenue: **$6.7 million**

OUTSIDE INVESTMENT IS POURING IN

That's why it's no surprise to see almost **$20 billion** in investment capital flood into the cannabis industry over the past three years alone.



Source: Viridian Capital Advisors
Copyright 2019 Marijuana Business Daily, a division of Anne Holland Ventures Inc. All rights reserved.

In 2017, $1.85 billion in capital was raised.

In 2018, another $7.46 billion was raised.

And in 2019, **$10.38 billion** of capital was added to the global cannabis industry.

But even though the industry is awash with cash, there's still one final piece of the puzzle that has yet to be solved…

THE LAST GREEN MILE

The first company who can create a reliable – *and scalable* – last mile distribution network could become the true "next big thing" investors have been searching for.

Here's why…

In order for any business ecosystem to thrive, eventually, a retail customer needs to buy something.

Right now, there's an enormous amount of supply…

There's a growing volume of demand…

But there's no easy – and scalable – way to get it into the hands of everyday people.

Even though the laws have come a long way in the past 20 years…

For most people, the only way to legally get cannabis is to go to a bricks-and-mortar location.

But it's not like they can go down to their local pharmacy to get their prescription.

They have to go to a cannabis dispensary, which creates a huge problem.

The majority of cities in America – *if cannabis is even legal* – don't want cannabis retailers in their towns.



*"**Three out of four Americans support legalizing marijuana** — but almost half of Americans don't want dispensaries in their neighborhood, according to a study from Pew Research."*

This means **millions of Americans** are forced to travel long distances to pick up the medically prescribed cannabis they need.

But for people who need medical cannabis the most – like wounded veterans, cancer patients, and the elderly…

Driving long distances – or using public transportation – to get their prescription **isn't safe** for them OR the general public…

Especially given the current challenges with COVID-19.

That's why it's increasingly important to develop alternative options – like delivery services – to increase accessibility for all types of patients, *especially seniors.*

For those who choose to use legal cannabis recreationally…

They, just like most people, would rather have the convenience they get from every other product category they currently buy online.

But with the current laws and regulatory regime, it's **impossible** to use any of the currently available distribution channels

At the time of publishing, it's currently illegal to send cannabis products containing THC using the US Postal Service. Major logistics companies, like FedEx and USPS, won't ship it either…



- **USPS:** domestically prohibited items include "Marijuana (medical or otherwise)"



- **FedEx Prohibited Items:** "Marijuana, as defined by U.S. federal law, 21 U.S.C. 802(16), including marijuana intended for recreational or medicinal use and cannabidiol ("CBD"); any product that contains any amount of

  tetrahydrocannabinols ("THC"), except as set out in 21 CFR 1308.35; and synthetic cannabinoids."



- **UPS:** "The shipment of Marijuana, as defined in 21 U.S.C. §802(16), is prohibited under any circumstances, even when Marijuana is for medicinal purposes or is otherwise legal under a state's law."

And it's **highly unlikely** that any multi-billion-dollar company is going to invest the money into building a distribution network with so much legal risk and uncertainty.

That's why this problem likely won't be solved by e-commerce giants like Amazon…

It likely won't be solved by cannabis darlings – like Canopy and Tilray – who are focused on dominating the supply side of the economic equation.

"Canopy Growth advances the world's perception of cannabis by focusing on research, product development and innovative production capabilities – all presented through brands people trust."



"Tilray is a global leader in cannabis research, cultivation, processing and distribution. We aspire to lead, legitimize and define the future of our industry by building the world's most trusted cannabis and hemp company."



And due to the high barriers for "Big Marijuana" to emerge and dominate, the problem seems best solved by <u>local</u>, <u>small business</u> owners.

Vox Media's "The Verge" keenly noted:

> *"One of the interesting effects of federal prohibition is that it prevents any interstate commerce from taking place. So anytime a state legalizes marijuana, it needs to produce marijuana in state, and that's requiring them to, in essence, create local industries of marijuana producers. **In a way, the federal prohibitions alongside state legalization are giving smaller-scale producers a leg up.** Once you have prohibition, you're going to have across-the-country procedures in many different states."*

That means solving the "Last Green Mile" problem could be **the key to unlocking the $146 Billion "Green Rush" opportunity.**

But to understand why…

It's important to understand the massive challenges that prevent local cannabis business owners from operating safely – <u>and profitably</u> – in the current environment.

Drop Delivery Could Play A Key Role In Unlocking The $146 Billion Green Rush

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Five Challenges The Current Regulatory

Regime Creates That Must Be Overcome

Challenge #1: **Compliance**

Laws governing cannabis retailers vary from state to state, county to county, and city to city.

Most follow a similar set of guidelines; for example, they can't be a certain distance from a school, daycare or another cannabis dispensary.

But because there's no singular guidance across all jurisdictions, it creates **a huge regulatory and compliance burden** for small business owners. In fact, 40% of industry professionals said ensuring regulatory compliance was their single, major operational challenge.

This makes it <u>increasingly difficult</u> for cannabis business owners to operate profitably.

Which, in turn, makes it increasingly difficult for retail customers to get the products they want and need.

Challenge #2: **Marketing and Advertising**

Facebook and **Google** control the lion's share of digital advertising inventory in the U.S. At the time of publishing, they don't allow advertisements of any illegal substances, which includes cannabis. Given the large legal risks, they're unlikely to change their policies until full federal legalization.



Without access to arguably the most powerful advertising platform available to small business owners, cannabis entrepreneurs are forced to navigate state-by-state advertising rules and regulations.

While there is some ability to legally advertise cannabis products, in practice, it presents a <u>large amount of risk</u> that both the advertiser and entrepreneur are often unwilling to accept.

This means the most practical option is to build a brick and mortar location in an easy-to-access place.

Like any retail business, opening a new location comes with <u>high upfront costs</u>. But for cannabis retailers, the costs can quickly become *enormous*…

A Short List Of Costs A Cannabis Entrepreneur Must Budget For Before Opening Its Doors:

1. Securing The Rights To A Building, Possibly Renting Or Buying It.

2. Professional Fees Related To Local Applications.

3. Local Application Fees, Paid To The City/County.

4. State Application Fees & Consulting Services.

5. Facility Build Out, Security Enhancements & Compliant Flow.

6. Equipment, Case Goods, And Technology.

7. People (Employees).

8. Marketing.

And these costs don't cover the **countless dollars** and **man-hours wasted** on using multiple point-of-sale and customer management systems. The situation is so bad that b ig name retailers like Medmen and Puffy Delivery have spent fortunes building out their own custom platforms — far more than an average cannabis shop is able to afford.

Drop Delivery provides a turn-key, all-in-one solution covering point-of-sale, delivery, and customer management that is fully-branded to each client — and it does so at a fraction of the cost of other options.

In total, it's estimated the cost of opening a cannabis dispensary ranges from $150,000 to **up to $2 million.**

That includes key costs of around $250,000 for annual staffing, $100,000 in yearly rent, and $50,000 for up-front renovations.

And that's assuming an entrepreneur can even *find* commercial real estate to rent in the first place.

Even though three out of four Americans support legalizing marijuana, almost *half* of Americans don't want dispensaries in their neighborhood, according to a study from Pew Research.

In California, ***roughly 80% of the state's jurisdictions have said no to cannabis stores setting up shop for adult-use sales.***

Even if they are willing to let a cannabis dispensary set up shop, it's difficult to find landlords willing to rent to cannabis retailers.

To make things even more challenging, there's still a stigma many people feel when going to retail locations.

According to a study conducted by the **Journal of Psychoactive Drugs**…

> "*Those who were most concerned about stigma tended to select discreet dispensaries where they "could get in and out quickly." Several patients favored establishments that were "so nondescript that nobody would ever know that the place was a dispensary." Other patients remarked that they would drive long distances to an accessible dispensary and purchase larger amounts so as not to have to make the trip regularly, because of the fear of others somehow finding out.*"



This creates an interesting challenge…

Consumers have proven they both <u>want the product</u> and are <u>willing to pay for it</u> a legal-market prices. But it's difficult to imagine being a business owner in 2020 who cannot legally advertise their services or sell online.

And even though consumers have proven they want cannabis products, social stigma creates added friction when trying to attract customers into retail locations.

While it's easy to assume these "legal drug dealers" must be making money hand over fist… growing a business solely on word of mouth marketing creates **a severe disadvantage.**

But that is only the beginning of the problem for cannabis business owners.

Because once they do get a potential customer in their location, now they face <u>huge hurdles</u> with making the sale…

Challenge #3: **Digital Payments**

It's no secret that Americans love their credit cards. And like all modern conveniences, it's tough to give up the benefits that come from digital transactions.

But if you've ever been to a dispensary, you already know you can't use your **Visa** or **Mastercard** to buy marijuana.

This means the majority transactions have to be done in cash.

To put things into perspective, economists estimate that only 8 percent of the world's currency exists in physical cash. The rest is all digital.

This means no industry can ever hope to expand without access to digital payment options.

As a result, it's more expensive for the cannabis business owners…

> *"For our cannabis merchants that deal with high volumes of cash transactions, cash-handling costs can represent approximately 10-15% of total revenue generated." – Dash, Digital Cash Provider*



And because of the large amount of cash these businesses have on hand, there is a very real risk to both the business and its customers.

> *"Over the course of a month, we probably have $2 million in cash that's in some state of transit," says [one cannabis business owner]. "By the end of the year, that's expected to top $4 million, which will mean more armored vans and heavily armed guards." – National Public Radio*



But to make things even more challenging…

Challenge #4: **Banking**

Imagine for a moment there's an industry that has **$15 billion in legal sales volume** – which is the total revenue YouTube generated for Google in 2019 – where less than 30% of businesses have access to a bank account.

And of the institutions that will bank them, the deposit fees can be <u>as high as 3%</u>.

Can you imagine being a business owner who is forced to pay 3% of your cash collected… *just to deposit it in a bank?*

That's the situation facing today's legal cannabis marketplace.

It creates a cascading set of problems for business owners trying to run a profitable business.

The most obvious problem is getting access to capital and credit.

Right now, the legalities around money laundering are complex and have room for interpretation.



In practice, this means major banking institutions – like **Chase**, **Wells Fargo**, **Citi Bank** – won't open any accounts for cannabis retailers due to the potential risk.

Imagine owning a business where you can't <u>take out any loans</u>, <u>get access to credit cards</u>, or use any <u>normally available financial products</u> most small businesses have access to?

For example, *a checking account.*

Without access to a regular, everyday checking account, how would you pay for your normal operating expenses?

Most vendors – like utilities, internet, phones, or technology providers – don't want to accept cash…

Can you imagine what a hassle it must be to run payroll, balance your books, and manage costs when you can't use checks?

And another challenging part of not having a bank account?

Challenge #5: **Taxes**

Even though lawmakers see the enormous potential tax revenue the legal cannabis industry could deliver…

It's no simple task to collect tax payments from "cash-heavy" businesses.

In 2017, the U.S government collected an estimated <u>$4.7 billion in taxes</u> from cannabis companies… ***in cash!***

And the collection process is just as time consuming as you'd imagine.

Right now, when a cannabis business pays federal taxes, someone has to schedule an appointment with the IRS to go to its local offices and make a cash deposit. A secure space is set aside to count it all, and there are two IRS employees inside the room at all times.

The New York Times

"Bags of Cash and Stealthy Deliveries: How Pot Start-Ups Pay Taxes…

Imagine feeding $20,000 of cash through a machine, one $20 bill at a time," said Ms. Gates of the tax payment process. "It can take two or three hours each time." – The New York Times

For most people – and most businesses – taxes are their <u>single</u>, <u>greatest expense</u>.

Imagine running a small business where the government already imposes heavy tax burdens.

Now, imagine you can't deduct what would otherwise be normal, ordinary, and legal expenses *required* to do business?

According to the Internal Revenue Code Section 280E, marijuana businesses are unable to deduct ordinary business expenses such as marketing, training, transportation.

When you add up all the added costs these cannabis entrepreneurs must endure…

- $150,000 to $2 million to open a bricks-and-mortar location…
- Cash-handling costs that can eat up 10%-15% of revenue…
- No ability to accept major credit cards…
- Up to 3% to deposit cash into a bank…
- Increased security issues…
- Heavy regulatory and compliance burdens…
- Minimal tax write offs available…

What it creates is an effective federal tax rate of <u>60 to 90 percent</u>.

To solve this problem, it's not enough to fix the brick and mortar locations…

It's not enough to fix the advertising laws…

And it's not enough to fix the compliance burdens.

▶ **Like it or not, consumers will choose convenience over any other factor…**

It's important to note that people have been buying and selling marijuana far before it became decriminalized or legalized. The **black-market drug trade** has a long history and an international presence.

Consequently, any government attempting to generate revenue through legalizing drugs is essentially in direct competition.

What's the most effective way of winning this competition?

It's not by offering your product at a reduced cost by lowering taxes. In actuality, the <u>best way</u> to win this competition is by offering **greater convenience** for the customer.

In a world where consumers everywhere have been spoiled by same-day (or next-day) delivery, there's no easy way to ship cannabis products directly to customers' doorstep.

In fact, the only viable way to deliver products containing THC is to have a private individual transport it.

But it's highly unlikely any major ride-sharing platform (like Uber of Lyft) will tackle this problem.

Cannabis delivery laws vary significantly among states.

For instance, in Massachusetts, cannabis delivery for recreational users is *illegal* even though retail sales are legal.

And states that have legalized cannabis have their own laws defining who is eligible to transport. For example, in Washington you need to have a retailer license and comply with the requirements outlined in the law.

But if this "last green mile" can be solved, it could hold the keys that unlocks the profit potential of the...

$146 Billion "Green Rush" And Transforms It Into A *"Green Tsunami"*.

Up until this point, the major gains we've seen in the cannabis space have come from conglomerates looking to dominate the "supply side".

But even with billions of dollars in investment capital, the media-darling cannabis companies have failed to operate at a profit, and instead have relied on hype to capture debt and equity capital to finance growth.

And thanks to **COVID-19**, we've already begun to see these companies collapse in market value.

This year will see a few multi-state operators (MSOs) fold and sell off their component companies according to Lewis Goldberg, managing partner of KCSA Strategic Communications. Most of the MSOs have been run by financial operators Goldberg said, not operational experts, but "with the need to deliver results, that will change."

Stock prices of large companies have taken major hits to their share prices...

- **Canopy Growth (NYSE: CGC)** and **Cronos Group (NASDAQ: CRON)** have fallen by more than 65% since their earlier highs in 2019.

- **MedMen (CSE: MMEN and OTC: MMNFF)** – the so called "Apple of Weed" due to its impressive sales per square foot – is showing major weaknesses that have some analysts speculating they could be insolvent.

- **Aurora Cannabis (NYSE: ACB)** made headlines in February when it announced that not only would CEO Terry Booth be stepping down, but also that it would be cutting 500 jobs. It also wrote down more than one billion Canadian dollars' worth of assets, including goodwill, from its balance sheet.

- And in February, Kentucky-based hemp producer **GenCanna filed for bankruptcy.** And that may be just the first of many this year for the industry.

In the current environment of already sagging cannabis stocks, combined with the likely recession, and the lack of easy-to-access capital...

There's a good chance we'll see many of these companies go out of business.

Shockingly, because of marijuana's Schedule I status, businesses in the marijuana industry are not entitled to federal bankruptcy protection... *even if they're operating in states where pot is legal and are involved only tangentially with marijuana.*

But if the "Last Green Mile" can be solved, not only can the brave cannabis entrepreneurs – who dared to dream of a better and brighter future – be saved...

- **Investors may finally realize the profit potential they've been promised for years.**

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The World's First All-In-One Delivery Management Solution For Cannabis Retailers

Drop Delivery, a Venice, California-based software startup, has developed a turnkey-simple solution for cannabis retailers.

The Drop Delivery platform is built on the same infrastructure other high-growth tech companies – like Twitter, Pinterest, Uber, and Alibaba – currently use.

And because it functions as a "full stack" tech solution for cannabis retailers… it means they don't have to waste time, energy, and already-thin profits trying to integrate multiple solutions (or custom build their own).

At the click of a button, Drop can instantly create a custom app for its cannabis retailer clients. This means they can onboard new clients in mere hours, instead of days or weeks compared to other solutions.



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Their unique platform has a proven history of increasing sales performance and profit margins for its cannabis retail clients.

Even better, the software suite was developed with all of five of the major challenges in mind – along with several other profit-boosting features – to provide a *simple, cost-effective, and complete solution.*

Here's how it works…

Solution:
Compliance ✅

Drop Delivery is fully integrated with METRC, which is short for Marijuana Enforcement Tracking Reporting Compliance.

It's designed to track – *from seed to sale* – and meet the strictest regulatory requirements in today's legal landscape.

And according to METRC's website they are "the regulatory cannabis system trusted in more states than any other" and is "the most successfully-deployed regulatory cannabis system in the world."

This means dispensary owners can be assured they're in compliance without having to worry about any added overhead.

Solution:
Marketing and Advertising ✅

According to W. Edwards Deming's, who is often cited as the father of the third wave of the industrial revolution…

"Profit in business comes from repeat customers."



Statistics on the value of customer retention compiled by *Small Business Trends* found that…

- The average repeat customer spends **67% more** in months 31-36 of their relationship with a business than they do in months 0-6.

- A five percent increase in customer retention can lead to **an increase in profits up to 95%**.

- Repeat customers **spend 33% more** than new customers.

- A 10 percent increase in customer retention levels results in **a 30% increase in the value of the company.**

But most dispensaries don't have a robust customer relationship management system to help them get new customers *and* keep them coming back.

With Drop Delivery, every cannabis retailer that uses their platform gets a custom app their customers can put on their smartphones.

This custom app opens the doors to tremendous opportunities for the retailer…

It gives their customers the ability to place orders *directly* from their mobile device…

It enables a "<u>rewards</u>" and "<u>loyalty</u>" program customers can use to redeem discounts, promotional offers, and special bonuses…

It allows simple re-ordering options to make it easy for customers to do business with them…

And because the dispensary now owns their customer data (with their SMS information) they have a **completely legal way to remarket** to their existing customers.

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Number of SMS text messages Drop's platform has sent to registered users

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Average monthly growth in SMS text messages Drop's platform has delivered to users

PLUS! Drop puts all of the customer data in one easy-to-use database!

This means they'll have all of their analytics and sales data in one place… Which in turn can provide a better understanding of how to increase sales, and increase profits.

Oh, and in case you're wondering about payments, Drop has that covered too.

Solution:
Digital Payments ✅

On April 16th, 2020, Drop Delivery announced their **strategic partnership** with Alt Thirty Six, a digital payment and compliance platform, to provide cashless digital payments for our dispensary and delivery customers.



alt thirty six

Digital Payments for Cannabis.

We are redefining the cannabis landscape by offering the first and only compliant digital payment solution.

Alt Thirty Six's solutions enable retailers to offer **fully compliant cashless digital payments** for their customers similar to a 'Venmo' for Cannabis.

As an ACH originator, Alt Thirty Six facilitates electronic payments by allowing the customer to quickly and securely connect their bank account and initiate a bank transfer via the automated clearing house.

The partnership between Drop Delivery and Alt Thirty Six will allow cannabis retailers to continue to serve their customers while prioritizing each customer's safety and that of their employees as well.

And thanks to this partnership, it also provides a unique solution to the banking issue plaguing cannabis business owners.

Solution:
Banking ✔

If you're wondering how Alt Thirty Six managed to convince banks to accept ACH transactions for cannabis purchases, they didn't.

Instead, they sidestepped the banks all together and partnered with Dash… a blockchain based digital currency with lightning fast transaction speeds.



Dash gives you the freedom to move your money any way you want. Grab a coffee, split a check, or pay your phone bill. Dash moves money anywhere, to anyone, instantly, for less than a cent.

Even though it's not technically a bank account, it does create a much-needed intermediary step that gives cannabis retailers **increased safety** and **security**.

And while the US government doesn't accept Dash for the purposes of tax payments, it does have the potential to make remitting taxes far easier and less time consuming for all parties involved.

But the most important problem Drop solves?

Solution:
The Last Green Mile ✔

The most significant piece of Drop Delivery's software is its ability to manage logistics and delivery.

With this all-in-one solution, cannabis retailers can…

1. See where all of their drivers are at all times.

2. Chat with drivers to get quick updates.

3. Auto assign orders to drivers to optimize delivery routes.

4. And, thanks to the driver app, all orders are ensured with "Proof of Delivery" technology – which includes ID barcode scans and customer signatures – that handles all verification needed to comply with delivery laws.

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Number of last-mile deliveries Drop has made since startup.

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Average monthly growth in last-mile deliveries made by Drop

Drop Delivery was designed to help cannabis businesses become more profitable under the legal and regulatory regime of today…

NOT the speculation of widespread legalization tomorrow.

Which means the technology is a viable solution <u>**RIGHT NOW**</u> for cannabis business owners who want to make more money today.

Even better, because of the **enhanced delivery capabilities** offered by the Drop Delivery platform, cannabis retailers can further offset their bricks-and-mortar costs with expanded service capabilities…

Or even forgo a retail location all together!

That's why we're excited to give you the opportunity to invest in this potentially breakthrough technology.

And their current customers love working with the Drop team…

After using the Drop platform, clients have seen their sales increase 136% and average order values increase 115%.



OUR EXPERIENCE WORKING WITH DROP HAS BEEN AWESOME.

- They are a dynamic company who is on call 24/7 when assistance is needed, have questions or offer suggestions to better streamline our business app. Maria I must say is our representative and she is always efficient and responds quickly to all our requests. Maria is patient and through in all of her responses.

  Even though they may be a new company on the market they have a cutting-edge platform that can boost delivery services to the next level. They are open to working with our company to enhance our app for current customer needs. The IT team is great, they are always open for suggestions. Their customer service should receive the Gold standard award.

  We look forward to working with DROP in months to come. They are helping to expand our brand and develop a great app for our growing customer base.

- -LaTanya Hicks
  Owner, Green On The Go



DROP MAKES IT EASY…

- What we love about Drop Delivery is that it makes it easy and efficient to manage all of our operations in one platform. We love that our customers can download our app, easily order, check their loyalty points, and see our up to date menu at all times. *It's made our staff's job easier and we've seen an increase in sales since we started using the platform.*

-Elaine Lu
Owner, Ashe Society

Even better, because of the **enhanced delivery capabilities** offered by the Drop Delivery platform, cannabis retailers can further offset their bricks-and-mortar costs with expanded service capabilities…

Or even forgo a retail location all together!

That's why we're excited to give you the opportunity to invest in this potentially breakthrough technology.

Get Your Piece Of This Company Now

Click the button below to get started…

INVEST IN DROP DELIVERY NOW! (HTTP://STAGING.EQUIFUNDCFP.FLYWHEELSITES.COM/DROP/? TRIGGER_REDIRECT=TRUE&ISSUE=688)

Founders With A Proven Track Record of Success

Drop's **award-winning** product team's experience spans across multiple industries including social streaming, mobile commerce, cosmetics, fashion, and cannabis.

The team entered the cannabis market in 2019 with Greenlight, the first native order ahead mobile app for dispensary customers. It quickly went viral with thousands of users and tens of millions in sales processed through the platform. Nine months after launching, Greenlight was acquired by a publicly traded cannabis company.



Vanessa Gabriel, CEO

Founder of multiple startups and recently exited in the cannabis industry with Greenlight, the first mobile order ahead app within 9 months of launching.



Marc Lopez, CTO

Web developer with over 8 years of experience in established and rapidly growing industries with a focus in mobile development and data analytics.



Jade Gabriel, CPO

Award winning UI/UX designer that has led product teams for social streaming, fashion, mobile commerce, and cannabis. Her products have grossed over $65 million in sales transactions.



Quincy Taylor, Director of Sales

5+ years of experience in the cannabis industry from managing retail locations, selling software, and overseeing client accounts.

Ready To Invest In This Company?

Click the button below to get started...

INVEST IN DROP DELIVERY NOW! (HTTP://STAGING.EQUIFUNDCFP.FLYWHEELSITES.COM/DROP/? TRIGGER_REDIRECT=TRUE&ISSUE=688)

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